Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

SEVENTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF LESLIE’S, INC.

Leslie’s, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.
Subpart (A) of Article IV of the Corporation’s Seventh Amended and Restated Certificate of Incorporation (the “Certificate”) is hereby deleted in its entirety and the following is inserted in lieu thereof:

1.1.
Authorized Capital

The total number of shares of all classes of capital stock which the Company shall have authority to issue is 51,000,000, which shall be divided into two classes as follows: 50,000,000 shares of common stock, par value $0.001 per share (“Common Stock”), and 1,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”).

Upon the filing and effectiveness of this Certificate of Amendment (the “Effective Time”), every 20 shares of Common Stock issued and outstanding or held by the Company in treasury immediately prior to the Effective Time shall, automatically and without any action on the part of the Company or the respective holders thereof, be combined and reclassified into one (1) validly issued, fully paid and non-assessable share of Common Stock (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, the Company’s transfer agent for the registered holders of shares of Common Stock shall aggregate all fractional shares of Common Stock and arrange for them to be sold on behalf of such holders whose shares of Common Stock otherwise would have been combined into a fractional share as a result of the Reverse Stock Split and, after completion of the sale, such holders will receive a cash payment from the transfer agent in an amount equal to their respective pro rata share of the total net proceeds of such sale. Each stock certificate that immediately prior to the Effective Time represented shares of Common Stock, if any, shall thereafter represent the number of whole shares of Common Stock into which the shares of Common Stock formerly represented by such certificate shall have been combined and reclassified.

The number of authorized shares of Preferred Stock or Common Stock may be increased or decreased (but not below the number of shares thereof then-outstanding) without a separate class vote of the holders of shares of Common Stock or Preferred Stock irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), unless a vote of any such holder is required pursuant to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock).

2.
Except as amended hereby, the provisions of the Certificate shall remain in full force and effect.

3. The amendment to the Certificate set forth in this Certificate of Amendment were duly authorized and adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be executed by its duly authorized officer on this 26th day of September, 2025.

By: /s/ Benjamin Lindquist

Name: BenjaminLindquist

Title: SVP, General Counsel & Corporate Secretary